Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

NEWS RELEASE

Kinross announces aid for victims of Chilean earthquake
Immediate relief package valued at Cdn $705,000

Toronto, Ontario, March 5, 2010 –Kinross today announced several aid initiatives in the wake of the earthquake that struck Chile on February 27, 2010.

Following the earthquake,Kinross provided transportation for rescue workers to the affected area, and has made its mine rescue teams available to assist in the relief effort if requested by local authorities. Today, the Company announced Cdn $705,000 in humanitarian relief initiatives, focused primarily on rebuilding housing and providing social support.

“We extend our heartfelt condolences to the people of Chile affected by this terrible disaster, and are committed to assisting the country in its efforts to rebuild. In addition to our financial aid, our people and operations in Chile are ready to provide whatever practical assistance they can to assist the affected communities,” said Kinross President and CEO Tye Burt.

Kinross currently operates the La Coipa and Maricunga mines in Chile, and employs approximately 1,000 people in the country. Both Kinross mines are located approximately 1,000 kilometres north of the area most affected by Saturday’s earthquake. No employees working at the mines or in the company’s offices were injured during the earthquake.  The mines experienced no damage and only limited disruption to production due to a brief power outage in the region.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: (416) 365-2744
erwyn.naidoo@kinross.com

www.kinross.com